SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

                           good times restaurants inc.
(Name of Issuer)

                           Common Stock, par value $0.001 per share
(Title of Class of Securities)

                           382140879
(CUSIP Number)

with a copy to:
Delta Partners, LP	Morgan, Lewis & Bockius LLP
265 Franklin Street, Suite 903	One Federal Street
Boston, MA 02110	Boston, MA 02210
Attn: Charles Jobson	Attn: Barry Hurwitz

Tel: (617) 526-8960	Tel: (617) 951-8267
____________________________________________________________ (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 12, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Delta Partners LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 901,586*
9 Sole Dispositive Power 0
10 Shared Dispositive Power 901,586*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 901,586*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.3%**
14	Type of Reporting Person (See Instructions) PN

*Represents shares directly held by Prism Offshore Fund, Ltd.  Delta Partners LP is the investment manager of Prism Offshore Fund, Ltd.
** Based on 12,297,550 shares of Common Stock outstanding as of February 10, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2016, filed with the Securities and Exchange Commission on February 10, 2017.

1	Names of Reporting Persons. Delta Partners GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 901,586*
9 Sole Dispositive Power 0
10 Shared Dispositive Power 901,586*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 901,586*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.3%**
14	Type of Reporting Person (See Instructions) OO

*Represents shares directly held by Prism Offshore Fund, Ltd.  Delta Partners LP is the investment manager of Prism Offshore Fund, Ltd.
** Based on 12,297,550 shares of Common Stock outstanding as of February 10, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2016, filed with the Securities and Exchange Commission on February 10, 2017.

1	Names of Reporting Persons. Prism Partners LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,363,440
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,363,440
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,440
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 11.1%*
14	Type of Reporting Person (See Instructions) PN

* Based on 12,297,550 shares of Common Stock outstanding as of February 10, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2016, filed with the Securities and Exchange Commission on February 10, 2017.

1	Names of Reporting Persons. Delta Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 1,363,440*
9 Sole Dispositive Power 0
10 Shared Dispositive Power 1,363,440*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,363,440*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 11.1%**
14	Type of Reporting Person (See Instructions) OO

*Represents shares directly held by Prism Partners LP. Delta Advisors, LLC is the general partner of Prism Partners LP.
** Based on 12,297,550 shares of Common Stock outstanding as of February 10, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2016, filed with the Securities and Exchange Commission on February 10, 2017.

1	Names of Reporting Persons. Prism Offshore Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 901,586
9 Sole Dispositive Power 0
10 Shared Dispositive Power 901,586
11	Aggregate Amount Beneficially Owned by Each Reporting Person 901,586
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 7.3%*
14	Type of Reporting Person (See Instructions) CO

* Based on 12,297,550 shares of Common Stock outstanding as of February 10, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2016, filed with the Securities and Exchange Commission on February 10, 2017.

1	Names of Reporting Persons. Charles Jobson
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): Not Applicable
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,265,026*
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,265,026*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,265,026*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 18.4%**
14	Type of Reporting Person (See Instructions) IN

*Represents 1,363,440 shares held by Prism Partners LP and 901, 586 shares held by Prism Offshored Fund, Ltd. Delta Advisors, LLC is the general partner of Prism Partners LP. Delta Partners LP is the investment manager of Prism Offshore Fund, Ltd. Delta Partners GP, LLC is the general partner of Delta Partners LP. Charles Jobson is the managing member of Delta Advisors, LLC and Delta Partners GP, LLC.
** Based on 12,297,550 shares of Common Stock outstanding as of February 10, 2017, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2016, filed with the Securities and Exchange Commission on February 10, 2017.

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of good times restaurants inc., a Nevada corporation (the “Issuer”), c/o 141 Union Boulevard, Suite 400, Lakewood, CO 80228. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D, as amended (the “Schedule 13D”), which was originally filed on December 19, 2016.  Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meanings as set forth in the Schedule 13D.

This Amendment is being filed to supplement Item 4 of the Schedule 13D as set forth below.

Item 4.                           Purpose of Transaction

This Amendment is being filed by and on behalf of the Reporting Persons to disclose that as of April 12, 2017, Charles Jobson became a director of good times restaurants inc.

Exhibits                  Exhibit
1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on December 19, 2016.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                April 24, 2017
DELTA PARTNERS LP

By: Delta Partners GP, LLC, its general partner

By: /s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA PARTNERS GP, LLC

By: /s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

PRISM PARTNERS LP

By: Delta Advisors, LLC its general partner

By: /s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

DELTA ADVISORS, LLC

By: /s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

PRISM OFFSHORE FUND, LTD.

By: Delta Partners, its investment manager
By: Delta Partners GP, LLC, its general partner

By: /s/ Charles Jobson
Name: Charles Jobson
Title: Managing Member

CHARLES JOBSON

By: /s/ Charles Jobson
Charles Jobson, individually